SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______________ to _______________

Commission File Number 001-34605

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

OmniAmerican Bank 401(k) Profit Sharing Plan

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OmniAmerican Bancorp, Inc.
1320 S. University Drive, Suite 900
Fort Worth, Texas 76107

OmniAmerican Bank 401(k) Profit Sharing Plan

Financial Report
December 31, 2013 and 2012

OmniAmerican Bank 401(k) Profit Sharing Plan
Fort Worth, Texas

Financial Report
December 31, 2013 and 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Pension Committee
OmniAmerican Bank 401(k) Profit Sharing Plan
Fort Worth, Texas

We have audited the accompanying statements of net assets available for benefits of the OmniAmerican Bank 401(k) Profit Sharing Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012 and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2013 financial statements taken as a whole.

/s/ Crowe Horwath LLP
South Bend, Indiana
June 26, 2014

OmniAmerican Bank 401(k) Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
ASSETS

Investments, at fair value (Notes 3 and 4):
OmniAmerican Bancorp common stock	$1,722,692	$3,050,765
Mutual funds	2,844,788	2,035,052
Pooled separate accounts	8,312,013	5,657,060
Collective investment trust	1,027,372	1,092,010
Total investments	13,906,865	11,834,887
Receivables
Notes receivable from participants	203,998	336,440
Net assets, reflecting all investments at fair value	14,110,863	12,171,327

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contract	(6,218)	(25,077)

Net assets available for benefits	$14,104,645	$12,146,250

OmniAmerican Bank 401(k) Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2013

Additions to net assets attributed to:
Interest on notes receivable from participants	$12,673
Dividends from mutual funds (Note 3)	131,427
Net appreciation in fair value of investments (Note 3)	1,317,809
Contributions:
Employer	606,148
Participant	1,098,951
Rollover	183,898

Total additions	3,350,906

Deductions from net assets attributed to:
Benefits paid to participants	1,386,431
Administration expenses	6,080

Total deductions	1,392,511

Net increase in net assets available for benefits	1,958,395

Net assets available for benefits:
Beginning of year	12,146,250

End of year	$14,104,645

OmniAmerican Bank 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2013 and 2012

Note 1. Description of Plan

The following description of the OmniAmerican Bank 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering all eligible employees of OmniAmerican Bank (the Bank). The Plan is intended to satisfy all of the requirements for a qualified retirement plan under the appropriate provisions of the Internal Revenue Code (IRC). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility: Employees of the Bank who have reached the age of 21 are eligible for participation in the Plan.

Contributions: The Plan allows participants to contribute up to a maximum of 100% of their pretax annual compensation, as defined by the Plan and subject to certain maximum limitations imposed by the IRC ($17,500 for 2013). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, subject to the maximum limit imposed by the IRC ($5,500 for 2013). The Bank may make discretionary matching contributions equal to a discretionary percentage of the participants’ contributions up to 5% of each participant’s annual compensation. For the plan year ended December 31, 2013 the Bank made the maximum 5% matching contribution. The Bank may also make a profit sharing contribution which is allocated to participant’s accounts based on the ratio of the individual participant’s contribution to total participants’ contributions. For the plan year ended December 31, 2013 there was no profit sharing contribution made.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and the Bank’s matching and profit sharing contributions and is charged with his or her withdrawals and an allocation of administrative expenses. Plan earnings are allocated based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participants’ vested account.

Vesting: Participants are immediately vested in their salary deferral contributions plus actual earnings thereon. Vesting in the Bank’s contribution is based on years of credited service as defined in the Plan document. A participant is twenty percent (20%) vested after two years of service, with vesting increasing twenty percent (20%) per year thereafter until fully vested after six years of service. Participants also become fully vested in the Bank’s contribution if employment with the Bank ends because of death, disability, or retirement on or after the date on which the participant attains the age of 65.

Payment of Benefits: Upon termination of service due to death, disability, or retirement, a participant may elect to receive the vested interest of their account in the form of a lump sum payment; however, withdrawals of funds from a participant’s account must begin upon attaining age 70½. For termination of service due to other reasons, a participant may receive the value of the vested interest in their account as a lump sum distribution.

Effective August 26, 2009, the Plan was amended to change the form of distributions such that any portion of a participant’s account that has been invested in the qualifying employer securities fund shall be distributed in-kind in qualifying employer securities, unless the participant or beneficiary elects otherwise.

Forfeitures: At December 31, 2013 and 2012, forfeited non-vested amounts totaled $443 and $5,637, respectively. These amounts are used to reduce employer-matching contributions and/or to pay administrative expenses of the Plan. For the year ended December 31, 2013, forfeitures of $107,414 were used to reduce employer contributions.

Investment Options: Participants must direct their salary deferral contributions to selected investments as made available and determined by the Plan Sponsor. Participants may change their investment options at any time throughout the year via internet or direct phone access to the custodian.

OmniAmerican Bank 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2013 and 2012

Notes Receivable from Participants: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates of 4.25% at December 31, 2013 and 4.25% to 6.25% at December 31, 2012, which are commensurate with local prevailing rates. Loan terms may range from 1-5 years or longer if used to purchase the primary residence of the participant. Principal and interest are paid ratably through biweekly payroll deductions.

Withdrawals Prior to Termination: Participants may withdraw all or a portion of their vested account balance resulting from employer and participant contributions, in accordance with the withdrawal benefits and hardship provisions of the Plan.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting: The Plan’s financial statements are prepared using the accrual basis of accounting.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation and Income Recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fully Benefit-Responsive Investment Contracts: While Plan investments are presented at fair value in the statements of net assets available for benefits, any material difference between the fair value of the Plan’s indirect interests in fully benefit‑responsive investment contracts and their contract value is presented as an adjustment line in the statements of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit‑responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in a stable value fund.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balance.

Payment of Benefits: Benefits are recorded when paid.

OmniAmerican Bank 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2013 and 2012

Administrative Expenses: The Bank and the Plan participants share in the Plan expenses. Plan expenses related to participant distributions, loans, and other withdrawals are deducted from the participants’ accounts or investment income. Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan. The remaining Plan expenses are paid by the Bank and do not affect the participants’ accounts. Certain administrative functions are performed by officers or employees of the Bank. However, such officers and employees receive no compensation from the Plan.

Income Taxes: Management has evaluated the Plan’s tax positions and concluded that the Plan has maintained its tax exempt status and has taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

OmniAmerican Bank 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2013 and 2012

Note 3. Investments

The following is a summary of the investment information as of December 31, 2013 and 2012. Single investments representing more than 5% of the Plan's net assets available for benefits as of December 31, 2013 and 2012 are separately identified.

	2013	2012
Common stock:
OmniAmerican Bancorp, Inc. Common Stock	$1,722,692	$3,050,765
Mutual funds:
Franklin Strategic Income Fund	1,205,640	1,148,259
Other mutual funds	1,639,148	886,793
Pooled separate accounts:
Principal Lifetime 2020 Account	1,808,061	1,066,637
Principal Lifetime 2030 Account	1,314,061	1,017,055
Principal Lifetime 2040 Account	1,585,659	1,179,712
Principal Lifetime 2050 Account	745,630	626,438
Principal Large Cap S&P Index Account*	1,003,293	469,057
Other pooled separate accounts	1,855,309	1,298,161

Collective investment trust at fair value:
Principal Stable Value Fund (contract value, 2013 - $1,021,154 2012 - $1,066,933)	1,027,372	1,092,010

	$13,906,865	$11,834,887

* Investment is less than 5% of Plan assets at December 31, 2012.

During 2013, the Plan’s investments (depreciated) appreciated in value as follows:

Common stock		$(174,117)
Mutual funds		189,677
Pooled separate accounts		1,293,531
Collective investment trust		8,718

		$1,317,809

During the plan year ended December 31, 2013, the Plan had dividend income of $131,427.

OmniAmerican Bank 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2013 and 2012

Note 4. Fair Value Measurements

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the assets or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

Following is a description of the valuation methodologies used for assets measured at fair value.

OmniAmerican Bancorp common stock: The fair value of publicly-traded common stock is determined by quoted market prices which represent the value of shares held by the Plan at year end (Level 1 inputs).

Mutual funds: The fair value of mutual funds is determined by quoted market prices on nationally recognized securities exchanges which represent the net asset value of shares held by the Plan at year end (Level 1 inputs).

Pooled separate accounts: Pooled separate accounts are valued at the net asset value (NAV) of shares held by the plan at year end as reported by the fund managers (Level 2 inputs). Each of the pooled separate accounts invests either in multiple securities or in single mutual funds which are generally identified in the name of the pooled separate account. Value funds emphasize buying equity securities that appear to be undervalued. Blended funds invest in a mix of value and growth equity securities, with growth equity securities primary goal being capital appreciation, with little or no dividend payout. Real estate funds invest in equity securities of companies engaged in the real estate industry. Balanced funds invest in a mix of stocks and bonds that reflects either a moderate or conservative orientation. International funds invest in securities of companies for which the principal securities trade on a foreign exchange, that derive 50% or more of their total revenue from goods or services produced or sold outside of the United States. Investments in these funds are allowed one transfer out per 30-day period, and are not allowed to transfer back into this investment option until the holding period elapses and have redemption prices that are determined by the fund’s net asset value per unit.

OmniAmerican Bank 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2013 and 2012

Collective investment trust - Stable value fund: The fair value of the Plan’s interest in the collective trust is reported at the net asset value of units held by the plan after adjustment to reflect the fair values of the collective trust’s underlying investments, including direct and indirect interests in fully benefit-responsive contracts, based on information reported by the investment advisor using the audited financial statements of the collective trust at year end (Level 2 inputs). The fund invests in conventional, synthetic and separate account investment contracts issued by life insurance companies, banks, and other financial institutions. The fund’s objective is to provide competitive levels of yield consistent with stable fixed-income methodology and the careful and prudent assumption of investment risk providing for preservation of capital, stability and predictability of returns, liquidity to pay plan benefits and high credit quality. Investments in this fund can be redeemed daily after a 30-day redemption notice period.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2013 and 2012:

	Fair Value Measurements at December 31, 2013 Using
Description	Quoted Pries in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3

OmniAmerican Bancorp, Inc. common stock	$1,722,692	$—	$—
Mutual funds:
Bond investments	1,205,640	—	—
Stock investments:
Value funds	648,947	—	—
Blended stock funds	990,201	—	—
Pooled separate accounts:
Bond investments	—	96,955	—
Stock investments:
Blended stock funds	—	1,214,689	—
Growth funds	—	672,835	—
Real estate funds	—	171,164	—
Balanced investments	—	5,673,301	—
International investments		483,069	—
Collective investment trust	—	1,027,372	—

Total investments at fair value	$4,567,480	$9,339,385	$—

OmniAmerican Bank 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2013 and 2012

	Fair Value Measurements at December 31, 2012 Using
Description	Quoted Pries in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3

OmniAmerican Bancorp, Inc. common stock	$3,050,765	$—	$—
Mutual funds:
Bond investments	1,148,259	—	—
Stock investments:
Value funds	285,785	—	—
Blended stock funds	438,647	—	—
Growth funds	96,753	—	—
Balanced investments	65,608	—	—
Pooled separate accounts:
Bond investments	—	85,086	—
Stock investments:
Value funds	—	95,157	—
Blended stock funds	—	469,057	—
Growth funds	—	444,445	—
Real estate funds	—	146,555	—
Balanced investments	—	4,042,740	—
International investments		374,020	—
Collective investment trust	—	1,092,010	—

Total investments at fair value	$5,085,817	$6,749,070	$—

Note 5. Plan Termination

The Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. See Note 10.

Note 6. Income Tax Status

The Plan obtained its latest determination letter dated September 25, 2013, in which the Internal Revenue Service stated that it was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan administrator believes the Plan is designed and being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the Department of Labor or Internal Revenue Service, however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

Note 7. Party-In-Interest Transactions

Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer and certain others. The Plan holds units of pooled separate accounts managed by Principal Life Insurance Company and a stable value fund issued by Union Bond and Trust. Both Principal Life Insurance Company and Union Bond and Trust are affiliates of Principal Financial Group. Principal Trust Company, also an affiliate of Principal Financial Group, was the custodian and third party administrator of the Plan and, therefore, these investments qualify as party-in-interest investments. The Plan also holds 80,575 and 131,896 shares of OmniAmerican Bancorp common stock as of December 31, 2013 and 2012, respectively (Note 4). OmniAmerican Bancorp is the parent company of the Bank. Notes receivables from participants also reflect party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan. Some administrative expenses of the Plan are paid directly by the Bank.

Note 8. Risks and Uncertainties

The Plan may invest in various investments. Investments are exposed to various risks, such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for Plan benefits.

Note 9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012, to the Form 5500:

	2013	2012
Net assets available for benefits per the financial statements	$14,104,645	$12,146,250
Excess of fair value over contract value of Plan’s investment in a stable value fund	6,218	25,077

Net assets per the Form 5500	$14,110,863	$12,171,327

OmniAmerican Bank 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2013 and 2012

The following is a reconciliation of the changes in net assets available for benefits for the year ended December 31, 2013, per the financial statements to the net income reported in the 2013 Form 5500:

Increase in net assets available for benefits per the financial statements	$1,958,395
Change in excess of fair value over contract value of Plan’s investment in a stable value fund	(18,858)

Net income per the Form 5500	$1,939,537

Note 10. Subsequent Events

On April 28, 2014, OmniAmerican Bancorp (“Parent Company”) announced that it entered into an Agreement and Plan of Merger (“Merger Agreement”) with Southside Bancshares, Inc. (“Southside”), whereby the Parent Company will be merged into Southside and OmniAmerican Bank will be merged into Southside’s subsidiary, Southside Bank. The Merger Agreement is subject to approval by the shareholders of Southside and the Parent Company, approval by the appropriate regulatory agencies, and other customary terms and conditions as described in the Merger Agreement. The Merger Agreement was filed with the Securities and Exchange Commission as an exhibit to Form 10-Q for the Quarterly Period Ended March 31, 2014. Per the Merger Agreement, the Parent Company’s intent is to take all actions necessary to terminate the Plan effective immediately prior to the merger as defined in the Merger Agreement.   As soon as administratively feasible after the closing of the merger active employees shall be eligible to participate in Southside 401(k) Plan on the same terms and conditions applicable to employees of Southside and any of its subsidiaries.  Following receipt of a favorable determination letter from the IRS confirming that the termination of the OmniAmerican 401(k) Plan did not adversely affect such plan’s qualification for federal tax purposes, participants shall be permitted to roll any eligible rollover distributions from the Plan into Southside 401(k) Plan.  Per the Merger Agreement, shareholders of OmniAmerican Bank common stock will receive 0.4459 of a share of Southside Bancshares common stock plus approximately $13.125 in cash for each outstanding share of OmniAmerican common stock.

Supplemental Schedule

OmniAmerican Bank 401(k) Profit Sharing Plan
SCHEDULE H, LINE 4(I) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013

Name of plan sponsor:	OmniAmerican Bank
Employer identification number:	75-0983479
Three-digit plan number:	002

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Fair Value
	Common stock:
*	OmniAmerican Bancorp, Inc.	Common Stock	**	$1,722,692

	Collective trust:
*	Union Bond & Trust Co.	Principal Stable Value Fund	**	1,027,372

	Pooled separate accounts:
*	Principal Life Insurance Company	Principal LifeTime 2010 Account	**	126,677
*	Principal Life Insurance Company	Principal LifeTime 2020 Account	**	1,808,061
*	Principal Life Insurance Company	Principal LifeTime 2030 Account	**	1,314,061
*	Principal Life Insurance Company	Principal LifeTime 2040 Account	**	1,585,659
*	Principal Life Insurance Company	Principal LifeTime 2050 Account	**	745,630
*	Principal Life Insurance Company	Principal LifeTime Strategic Income Account	**	93,214
*	Principal Life Insurance Company	Principal Bond and Mortgage Account	**	96,955
*	Principal Life Insurance Company	Principal Large Cap S&P 500 Index	**	1,003,293
*	Principal Life Insurance Company	Principal Real Estate Account	**	171,164
*	Principal Life Insurance Company	Principal Medium Co Blend	**	211,395
*	Principal Life Insurance Company	Principal Diversified International Account	**	483,069
*	Principal Life Insurance Company	T. Rowe Price Large Cap Growth Account	**	672,835
		Subtotal		8,312,013
	Mutual funds:
	Franklin Templeton Investments	Franklin Strategic Income Fund	**	1,205,640
	ABN AMRO	ABN AMRO TAMRO Small Cap Fund	**	270,688
	Fidelity Investments	Fidelity Leveraged Company Stock Fund	**	500,347
	JP Morgan	JP Morgan Small Cap Value A Fund	**	272,871
	Oppenheimer	Oppenheimer Funds Inc. Equity Income A Fund	**	373,013
	Wells Fargo	Wells Fargo Adv Sp Mc VI A Fund	**	3,063
	Pimco	Pimco FPM IndexPlus AR Fund	**	219,166
		Subtotal		2,844,788

*	Participants	Loans to participants with interest rates of 4.25%	**	203,998

		Total assets held for investment purposes		$14,110,863

	* Party-in-interest to the Plan. ** Investments are participant directed, therefore, historical cost is not required

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned here unto duly authorized.

OmniAmerican Bank
401(k) Profit Sharing Plan

Date: June 26, 2014	By:	/s/ Kim Markle
Kim Markle
Senior Vice President

EXHIBIT INDEX

Exhibit Number	Document

23.1	Consent of Crowe Horwath LLP